FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Interim Business Report

First half of the fiscal year ending March 31, 2010

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 4, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

MITSUI & CO., LTD.

Interim Business Report

April 1, 2009 to September 30, 2009

The 91st fiscal year of Mitsui & Co., Ltd.

Translated document

This report has been prepared in English solely for the convenience of foreign readers, based on the *Chukanhokokusho* for the first half of Mitsui's 91st fiscal year. The original report in Japanese is definitive.

Terminology

In this translated report, the terms the "Company" or "Mitsui" refer to Mitsui & Co., Ltd.

From the President

We are pleased to bring you the Interim Business Report for our 91st fiscal year, which ends on March 31, 2010.

For the six-month period under review we achieved consolidated net income attributable to Mitsui & Co., Ltd. of ¥72.8 billion. Although this is very significantly down ¥167.7 billion from the interim period of the previous fiscal year, our business has progressed in line with the plan we formulated at the beginning of the year under the very harsh operating environment which has been continuing since around the third quarter of last fiscal year.

The interim dividend for the period is ¥7 per share (¥25 per share in the previous interim period). Moreover, based on our dividend policy of targeting a consolidated payout ratio of 20% and assuming we will be able to achieve the consolidated net income attributable to Mitsui & Co., Ltd. target for the year of ¥120.0 billion, we currently envisage an annual dividend of ¥14 per share, including the interim dividend of ¥7 per share. This compares to a total dividend of ¥25 per share paid for the year ended March 2009.

After the deep global recession, the global economy is now showing some signs of recovery following widespread intervention and economic stimulus programs adopted by governments and central banks around the world. However, rising unemployment levels, weak consumption and other factors mean that the economic outlook remains uncertain, and we intend to maintain our cautious and disciplined stance to wait for the firm recovery.

In this business environment, we will continue working to maintain sound financial conditions and strengthen our earnings foundation, while actively pursuing attractive investment opportunities to achieve sustainable growth.

We sincerely thank you for your support.

Masami Iijima

President and Chief Executive Officer

December 2009

Note 1: In this translated report, the term “the Group” refers to “corporate organizations” as defined in Clause 2, Article 122 of the enforcement regulations of the Companies Act of Japan.

Note 2: In this translated report, the term “Net income (loss) Attributable to Mitsui & Co., Ltd. is equivalent to the former use of “Net income (loss)”.

First half of the fiscal year ending March 31, 2010 (April 1, 2009 to September 30, 2009)

TRENDS IN KEY CONSOLIDATED MANAGEMENT INDICES

(Billions of yen)

	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007	Six-month period ended September 30, 2008	Six-month period ended September 30, 2009
Gross profit	406.0	478.5	628.7	344.6
Operating income	125.1	179.5	310.8	75.5
Equity in earnings of associated companies	108.2	101.3	119.7	56.0
Net income (Attributable to Mitsui & Co.)	154.5	251.9	240.5	72.8

*	The amounts of Equity in earnings of associated companies have been reclassified due to the change that tax effects on investments in associated companies which were formerly included in Equity in earnings of associated companies are excluded from the item from this interim period.

PART 1: BUSINESS REVIEW

1. Operating environment

THE GLOBAL ECONOMY

The global economy slowed rapidly in the second half of the previous fiscal year affected by the financial crisis that arose in the United States. However, joint efforts by the governments and central banks of various countries around the world have led to an improvement in the financial environment, and economic stimulus measures have helped restore consumption in certain commodities. Inventory adjustments have also progressed, with the result that the overall business environment has slowly improved since the start of this fiscal year.

The U.S. economy showed signs of emerging from crisis mode. While the fall in housing sales began to ease, the recovery remains weak, however, influenced by the bankruptcy of major automakers and a worsening of the employment situation.

In Europe, automotive-related manufacturing and consumption did improve somewhat as a result of vehicle replacement stimulus policies adopted by Germany, France, the U.K. and other countries, but concerns remain about the weak financial position of financial institutions and rising unemployment.

In Asia, some countries experienced a large temporary fall in economic activity, but a four trillion yuan government stimulus package in China along with measures adopted in various other countries have resulted in a clear recovery trend.

THE JAPANESE ECONOMY

In Japan, the economic condition turned worse rapidly from the second half of last fiscal year, as the global financial crisis led to a severe decline in exports and manufacturing. However, the economy began to show signs of improvement during the six-month period under review, supported by factors such as a progress of the inventory adjustment in overseas markets, a recovery of exports as demand picked up, and a succession of government stimulus measures that boosted consumption. In particular, sales of automobiles and home appliances increased significantly due to the introduction of a range of tax reductions, subsidies and point rewards for environmentally friendly vehicles and appliances.

At the same time, however, capital expenditure continued to decrease in an environment of falling corporate earnings and continued concerns about the economic outlook, and unemployment reached record highs, meaning that the general business environment remained severe.

In foreign exchange markets, the yen appreciated gradually against the U.S. dollar, while falling against the Australian dollar and the Brazilian real. In equity markets, the Nikkei stock index showed a far lower rate of recovery than stock markets in other countries, but nevertheless did regain the ¥10,000 level.

Looking ahead, the global economy is showing an overall recovery trend, but given the factors causing concern, the outlook is uncertain and developments need to be watched closely.

2. Operating results, financial condition, etc.

1.	OPERATING RESULTS, FINANCIAL CONDITION AND CASH FLOW

●	BUSINESS PERFORMANCE OVERVIEW

Mitsui and its subsidiaries posted consolidated net income attributable to Mitsui & Co., Ltd. of ¥72.8 billion, ¥167.7 billion lower than the ¥240.5 billion recorded in the corresponding six-month period of the previous fiscal year (hereinafter called “previous interim period”). Although the economy showed a mild recovery trend, continued economy malaise and depressed commodity markets had a considerable impact on results. Earnings in the Mineral & Metal Resources and Energy segments fell significantly, reflecting lower commodity prices and productions levels mainly at iron ore, coal, oil and gas businesses. Net income from all segments decreased, except for the Machinery & Infrastructure Projects segment, which had recorded a mark-to-market valuation loss on long-term power derivative contracts in the previous interim period, and the Chemical segment, which recorded a large amount of impairment losses on listed securities in the previous interim period.

Income was supported by a reduction of selling, general and administrative expenses reflecting lower personnel expenses and other cost control efforts, and by a ¥20.0 billion reversal of deferred tax liabilities related to dividends received from associated companies. However, there were impairment losses on listed securities.

The annualized ROE for the six-month period ended September 30, 2009 was 7.4%.

●	FINANCIAL CONDITION

Total assets as of September 30, 2009 were ¥8.3 trillion, a decrease of ¥0.1 trillion compared to March 31, 2009. Investments and plant, property and equipment (PPE) increased slightly from the previous fiscal year end, due to a recovery in global equity markets and an increase in fixed assets held by overseas subsidiaries arising from the appreciation of the Australian dollar and Brazilian real against the yen. Cash and cash equivalents and time deposits increased, but current assets decreased by ¥0.1 trillion due to a decrease in credit derivatives concomitant with a decrease in commodity derivative transaction volumes. As of September 30, 2009, shareholders equity increased by ¥0.2 trillion to ¥2.1 trillion compared to the level of March 31, 2009, due to an increase in retained earnings along with the equity market recovery and foreign exchange rate factors mentioned above. The Net Debt-to-Equity Ratio* was 1.05 times.

*	Net Det-to-Equity Ratio comprised of “net interest bearing debt” divided by Total Mitsui & Co., Ltd. shareholders’ equity. “Net interest-bearing debt” is defined as interest bearing debt less cash and cash equivalents and time deposit.

●	CASH FLOW

Net cash provided by operating activities for the six-month period ended September 30, 2009 was ¥328.8 billion, reflecting operating income of ¥75.5 billion, a net change in operating assets and liabilities of ¥167.0 billion, and dividend income of ¥69.5 billion. Net cash used in investing activities was ¥39.7 billion, mainly due to investments for expansions of projects in the Mineral & Metal Resources and Energy segments. As a result, free cash flow, the sum of these two categories, was a net inflow of ¥289.1 billion.

2.	RESULTS OF OPERATIONS (KEY ITEMS FROM CONSOLIDATED STATEMENTS OF INCOME)

●	GROSS PROFIT

Gross profit for the six-month period ended September 30, 2009 was ¥344.6 billion, a decrease of ¥284.1 billion compared to the previous interim period. Profit decreased substantially in the Energy segment, which was mainly attributable to lower commodity markets and lower production at oil and gas producing business and coal business. The Mineral & Metal Resources segment also reported lower profit, reflecting lower iron ore prices. In the Foods & Retail segment, which is relatively resistant to economic downturns, profit increased slightly, but in all other segments gross profit declined reflecting decreases in transaction volumes as well as in margins due to the global economic recession.

●	OPERATING INCOME

Operating income* for the six-month period ended September 30, 2009 was ¥75.5 billion, a decrease of ¥235.3 billion compared to the previous interim period. Factors contributing to this substantial decrease included the large decrease in gross profit noted above, which was only partially offset by decreases in selling, general and administrative expenses arising from lower personnel expenses and other cost-saving measures, along with a decrease in costs due to the reclassification of a subsidiary in the Consumer Service & IT segment to an associated company.

*	Operating income = [gross profit – selling, general and administrative expenses – provision for doubtful receivables]

●	EQUITY IN EARNINGS OF ASSOCIATED COMPANIES

Equity in earnings of associated companies for the six-month period ended September 30, 2009 was ¥56.0 billion, a decrease of ¥63.7 billion compared to the previous interim period. Earnings decreased at Valepar S.A., reflecting a reduction in earnings at its investee, Vale S.A., a Brazilian mineral resources company, due to lower shipments of iron ore and a sharp drop in nickel prices. Earnings decreased at Robe River Mining Company (Australia), an investment vehicle company for Australian iron ore mining business, reflecting a decline in iron ore prices. Earnings also declined at Companhia Minera Dona Ines de Collahuasi SCM (Chile) due to a fall in copper prices. In oil and gas business, earnings decreased at Japan Australia LNG (MIMI) Pty. Ltd. due to a fall in oil prices. An impairment loss was also recorded on Mitsui’s investment in Moshi Moshi Hotline, Inc. (Japan), due to a decline in the stock price. The overseas power producing businesses reported an increase due mainly to mark-to-market valuation gains on long-term power derivative contracts*.

*	Note: Under accounting treatment for long-term power derivative contracts, undertaken to ensure stable long-term revenue from power sales, mark-to-market profits and losses are recorded based on wholesale power market.

●	NET INCOME

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009 was ¥72.8 billion, ¥167.7 billion lower than in the previous interim period. In addition to the impact of lower operating income and equity in earnings of associated companies outlined above, factors contributing to the lower net income included the following:

•      Dividend income was ¥18.0 billion, ¥20.9 billion lower than in the previous interim period. Dividends received from LNG projects in the Middle East and Equatorial Guinea decreased, reflecting a drop in LNG prices.

•      Loss on write-down of securities was ¥18.8 billion, an improvement of ¥5.9 billion from the previous interim period. The write-downs were recorded mainly with respect to holdings of listed securities.

•      Income taxes totaled ¥34.4 billion, an improvement of ¥124.2 billion from the previous interim period. This improvement was primarily due to lower income before income taxes, lower equity in earnings of associated companies, and a ¥20.0 billion reversal of deferred tax liabilities on undistributed income concomitant with dividends received from associated companies.

Note 1:	Previously, Equity in Earnings of Associated Companies was recorded after income tax effect. However, from the period under review we have changed the notation of Equity in Earnings of Associated Companies in the income statement from net of income tax effect to gross of income tax effect and have included such income tax effect in Income Taxes. In accordance with this change, Income Taxes and Equity in Earnings of Associated Companies for the previous interim period have been reclassified to conform to the notation of the current period

Note 2:	Income before Income Taxes refers to Income before Income Taxes and Equity in Earnings in the consolidated financial statements on page 30 of this document.

Note 3:	We record deferred tax liabilities of 41%, which is the effective tax rate in Japan, on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. When we receive dividends from associated companies we reverse the deferred tax liabilities while we record tax expense on the dividends received in accordance with Japanese tax laws. Since a major portion of dividends received is treated as non-taxable under the Japanese tax laws, tax expenses on the dividends received are smaller than the reversal amount of the deferred tax liabilities and the balance is credited to tax expenses.

3.	RESULTS BY OPERATING SEGMENT

●	Iron & Steel Products: Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009 was ¥1.5 billion, ¥7.8 billion lower than in the previous interim period. The substantial decline in net income was attributable to continued inventory adjustment and an overall downturn in the segment, resulting from the severe economic slowdown since last autumn. Income from steel business in Japan decreased significantly, due to sluggish demand for steel products, especially for the construction sector, a considerable decline in shipments and a worsening of market conditions.

●	Mineral & Metal Resources: Net income attributable to Mitsui & Co., Ltd. for the six-month period was ¥31.8 billion, a decrease of ¥60.2 billion. Gross profit decreased, mainly due to decreases of 28-45% in annual contract prices for iron ore against the backdrop of falling demand accompanying a decline in crude steel production, but also reflecting a downturn in the market for scrap metal, ferrous alloys and other steel raw materials. As mentioned previously, equity in earnings of associated companies decreased at Valepar, Robe River and Collahuasi. The substantial decline in net income attributable to Mitsui & Co., Ltd. was recorded despite posting a gain on the reversal of deferred tax liabilities on undistributed earnings of associated companies when those earnings were distributed as dividends to Mitsui.

●	Machinery & Infrastructure Projects: Net income attributable to Mitsui & Co., Ltd. for the six-month period was ¥19.8 billion, an increase of ¥2.7 billion. Automotive- and marine- related business was sluggish overall, partly due to the economic downturn and appreciation of the yen. Profit from infrastructure-related business also declined, with overseas plant business performing unfavorably overall and a continued decline in operations caused by less demand at rolling stock leasing subsidiaries in Europe and the United States. However, net income attributable to Mitsui & Co., Ltd. increased, partly due to the recording of a mark-to-market valuation gain on power derivative contracts for U.K. and Australian power producing operations and the reversal of deferred tax liabilities on undistributed earnings of associated companies when those earnings were distributed as dividends to Mitsui.

●	Chemical: Net income attributable to Mitsui & Co., Ltd. for the six-month period was ¥5.2 billion, an increase of ¥1.2 billion. Gross profit increased in salt business in Australia, reflecting higher sales volumes and prices, but decreased in ammonia business on a downturn in market conditions and decreased in crop protection and fertilizer-related business due to a sharp fall in prices of raw materials for fertilizers. However, net income attributable to Mitsui & Co., Ltd. increased, reflecting the fact that results in the previous interim period included large write-downs on securities.	Australia: Salt field business

●

Energy: Net income attributable to Mitsui & Co., Ltd. for the six-month period was ¥31.0 billion, a decrease of ¥52.1 billion. Gross profit decreased substantially in oil and gas production businesses, due to lower production volumes and significant decreases in the prices of oil, and also decreased in coal business in Australia, reflecting falls in coal prices. Furthermore, dividend income from LNG projects decreased, and results in the previous interim period included a gain on the sale of securities. Reflecting these factors, net income attributable to Mitsui & Co., Ltd. decreased considerably compared to the previous interim period.

●

Foods & Retail: A net loss attributable to Mitsui & Co., Ltd. of ¥6.5 billion was recorded for the six-month period, a decrease of ¥11.9 billion from the net income of ¥5.4 billion recorded in the previous interim period. Raw materials-related business demonstrated solid performance, but profit from broiler business declined due to falls in product prices. Amid subdued domestic consumption, profit increased in logistics and retail businesses in Japan, due to solid performance in beverage raw materials business at Mitsui Norin Co., Ltd. (Japan), and improved profit at MITSUI FOODS CO., LTD. (Japan) as a result of the reorganization of underperforming businesses. However, a net loss attributable to Mitsui & Co., Ltd. was recorded, reflecting a write-down of ¥15.1 billion on shares of Seven & i Holdings Co., Ltd. (Japan).

●

Consumer Service & IT: A net loss attributable to Mitsui & Co., Ltd. of ¥5.4 billion was recorded for the six-month period, a decrease of ¥0.7 billion from a net loss of ¥4.7 billion in the previous interim period. Gross profit decreased overall, due to reclassification of an IT-related subsidiary to an associated company, as well as weak performances of apparel and brand-related businesses and lifestyle-related business, reflecting the downturn in the Japanese economy. The recording of write-downs on the shares of a listed associated company also contributed to the substantial net loss.

●

Logistics & Financial Markets: Net income attributable to Mitsui & Co., Ltd. for the six-month period was ¥1.1 billion, a decrease of ¥0.1 billion. Performance was unfavorable overall, with a contraction in trading volumes for energy-related derivatives and a decline in the volume of freight handled in the logistics business. Equity in earnings of associated companies increased, mainly attributable to JA Mitsui Leasing, Ltd. (Japan) recording an increase in earnings due to a decrease in the provision for doubtful receivables, and partly because results in the previous interim period included the recording of equity in loss from investment in NPF-Harmony (Japan), but net income attributable to Mitsui & Co., Ltd. for the six-month period declined.

●

Americas: A net loss attributable to Mitsui & Co., Ltd. of ¥5.6 billion was recorded in the six-month period, a decrease of ¥19.5 billion from the net income of ¥13.9 billion recorded in the previous interim period. Profit decreased at Champions Pipe & Supply, Inc. (United States), as a result of plummeting demand for oil well tubular products, declines in product prices and the recording of an evaluation loss on inventories. Novus International, Inc. (United States) recorded a decline in profit, as a result of decreases in both sales volumes and prices. Profit was also down at Steel Technologies Inc., a U.S. steel products subsidiary, due to lower sales volumes mainly to the automobile industry, against the backdrop of the bankruptcy of major U.S. automakers and declines in demand as a result of the economic recession. The recording of impairment of goodwill at a U.S. automobile retail finance subsidiary also contributed to the net loss.

●

Europe, the Middle East and Africa: A net loss attributable to Mitsui & Co., Ltd. of ¥1.0 billion was recorded in the six-month period, a decrease of ¥3.9 billion from the net income of ¥2.9 billion recorded in the previous interim period. Chemical and steel products business trended unfavorably, while results in the previous interim period included a gain at Mitsui & Co. France S.A.S. from the sale of its office building.

●

Asia Pacific: Net income attributable to Mitsui & Co., Ltd. for the six-month period was ¥13.5 billion, a decrease of ¥10.9 billion. The main factor for the decline was a decrease in profit associated with the segment’s minority interest in iron ore and coal production subsidiaries in Australia.

4.	FINANCIAL CONDITION OF THE GROUP: Key items from the consolidated balance sheets

Total assets as of September 30, 2009 were ¥8,295.0 billion, a decrease of ¥69.2 billion compared to March 31, 2009.

Of this, current assets were ¥4,280.8 billion, a decrease of ¥138.3 billion. This was mainly attributable to a decline in derivative assets as commodity trading business remained sluggish, and declines in trade receivables and inventories due to a downturn in trading volumes and decreases in product prices, reflecting a subdued recovery in world trade.

Current liabilities as of September 30, 2009 stood at ¥2,473.6 billion, a decrease of ¥318.9 billion. This decline was attributable to decreases in derivative liabilities and other current liabilities corresponding to the declines in derivative assets and trade receivables, as well as a decrease in short-term debt at Mitsui and its subsidiaries.

As a result, working capital, which is current assets minus current liabilities, as of September 30, 2009 was ¥1,807.2 billion, an increase of ¥180.6 billion.

●

The sum of total non-current assets (namely, investments and non-current receivables, property and equipment—at cost, etc.) was ¥4,014.2 billion as of September 30, 2009, an increase of ¥69.1 billion compared to March 31, 2009. This increase was mainly attributable to investments for expansions of existing projects in the Mineral & Metal Resources and Energy segments, a recovery in equity prices and the appreciation of the currencies of resource-rich countries. A breakdown of the principal items is as follows.

Total investments and non-current receivables as of September 30, 2009 was ¥2,935.6 billion, an increase of ¥69.2 billion. Within this category, investments in and advances to associated companies totaled ¥1,314.6 billion, an increase of ¥39.1 billion. The major increase for the six-month period under review was a loan of ¥10.4 billion to an FPSO leasing company for Brazilian deepwater oil exploration, while the major decrease for the period was the redemption of preferred shares in IPM (UK) Power Holdings for ¥9.0 billion. A net increase was also recorded in respect of foreign exchange translation adjustments due to the appreciation of the Australian dollar and the currencies of other resource-rich countries.

Other investments were ¥1,006.7 billion, an increase of ¥49.5 billion. The major increase was an increase of ¥71.4 billion in unrealized net holding gains on available-for-sale securities, reflecting a recovery in global equity markets. On the other hand, a ¥11.9 billion decline was recorded on the investment in Sakhalin Energy Investment Company Ltd. due to capital redemption.

Property and equipment—at cost as of September 30, 2009 was ¥955.0 billion, an increase of ¥8.7 billion. Items contributing to this increase included investments for the development and expansion of iron ore and coal businesses in Australia, which were partly offset by declines in investments for the development and expansion of oil and gas business in regions throughout the world.

●	Long-term debt increased by ¥25.1 billion to ¥2,866.4 billion primarily due to an increase of long-term debt at Mitsui & Co., Ltd.

●

Shareholders’ equity as of September 30, 2009 was ¥2,076.1 billion, an increase of ¥194.4 billion. Primary contributing factors were a ¥72.8 billion increase in retained earnings, a net increase in the currency translation adjustment account due to the appreciation of the Australian dollar and the Brazilian real net of a weakened US dollar against the yen since the end of March 2009, and an increase in unrealized holding gains on available-for-sale securities following a rally in stock market prices.

As a result, the ratio of shareholders’ equity to total assets as of September 30, 2009 was 25.0%, 2.5 percentage points higher than as of March 31, 2009. Net interest bearing debt (interest bearing debt less cash and cash equivalents and time deposits) as of September 30, 2009 was ¥2,186.5 billion, a decrease of ¥328.6 billion compared to March 31, 2009. Net Debt-to-Equity Ratio (Net DER) was 1.05 time, an improvement of 0.29 points.

5.	CASH FLOWS OF THE GROUP: Key items of consolidated cash flows

●	CASH FLOW FROM OPERATING ACTIVITIES

Net cash provided by operating activities for the six-month period ended September 30, 2009 was ¥328.8 billion, an increase of ¥259.3 billion from the previous interim period. Major contributing factors were operating income of ¥75.5 billion and dividend income of ¥69.5 billion in addition to an improvement in working capital related to operating activities, of ¥167.0 billion due to continued sluggish sales volumes and declines in certain commodity prices.

●	CASH FLOW FROM INVESTING ACTIVITIES

Net cash used in investing activities for the six-month period ended September 30, 2009 was ¥39.7 billion, a decrease in net expenditure of ¥151.8 billion. The primary factors contributing to this outcome were as follows:

•

The net outflow of cash that corresponded to investments in and advances to associated companies was ¥2.1 billion. Major cash outflows included a loan of ¥10.4 billion to an FPSO leasing company for Brazilian deepwater exploration. The major cash inflow was redemption of preferred shares in IPM for ¥9.0 billion.

•

The net inflow of cash that corresponded to other investments (net of acquisitions of other investments) was ¥32.8 billion. Expenditures consisted of miscellaneous small transactions. Major inflows were a ¥11.9 billion redemption of shares in the Sakhalin II project and redemption of convertible bonds from Cedyna Financial Corporation for ¥11.6 billion.

•

The net outflow of cash that corresponded to purchases of property leased to others and property and equipment (net of sales of those assets) was ¥75.0 billion due to development of iron ore and coal mining businesses in Australia and investment in oil and gas development in various regions.

As a result, free cash flow, the sum of cash flow provided by operating activities and cash flow used in investing activities, was a net inflow of ¥289.1 billion.

●	CASH FLOW FROM FINANCING ACTIVITIES

Net cash used in financing activities was ¥57.8 billion, an increase in net outflows of ¥90.9 billion from net cash provided by financing activities of ¥33.1 billion for the previous interim period. The cash inflow from the borrowing of long-term debt, mainly at Mitsui, was ¥90.1 billion and the cash outflow for the repayments of the borrowing of short-term debt was ¥139.7 billion.

3. Forecasts for the year ending March 31, 2010 and investment plans

1.	FORECASTS FOR THE YEAR ENDING MARCH 31, 2010

Net income attributable to Mitsui & Co., Ltd. for the six-month period under review was ¥72.8 billion. For the year ending March 31, 2010, we forecast net income attributable to Mitsui & Co., Ltd. of ¥120.0 billion. Our forecasts for key items in the consolidated statement of income are as follows.

(Billions of yen)

	Current full-year forecast	Forecast at start of year	Increase (Decrease)
Gross profit	690.0	665.0	25.0
Operating income	140.0	95.0	45.0
Equity in earnings of associated companies*	110.0	110.0	0.0
Net income (Attributed to Mitsui Bussan)	120.0	120.0	0.0

*	The amounts of Equity in earnings of associated companies of the forecast at the start of the year have been reclassified due to the change that tax effects on investments in associated companies which were formerly included in Equity in earnings of associated companies are excluded from the item from this interim period.

Assumed foreign exchange rates for the second six-month period ending March 31, 2010 are ¥90/US$, ¥80/AU$ and ¥50/BRL, while average rates for the six-month period ended September 30, 2009 were ¥94.78/US$, ¥76.87/AU$ and ¥48.73/BRL. Also, we assume that the oil price will continue to be US$75 through to March 31, 2010, resulting in an average oil price of US$71/barrel of Japan Crude Cocktail (JCC) applicable to our financial results for the second six-month period ending March 31, 2010.

Reflecting an increase in energy prices, gross profit is expected to be ¥690.0 billion, an increase of ¥25.0 billion from the original forecast. Selling, general and administrative expenses are expected to be ¥540.0 billion, a decline of ¥20.0 billion especially due to declines in personnel expenses and travel expenses. We anticipate losses of ¥40.0 billion in loss on sales of securities, property and equipment and other gain-net reflecting impairment losses on listed securities recorded in the six-month period ended September 30, 2009. Equity in earnings of associated companies is expected to be ¥110.0 billion, equivalent to that of the original forecast, taking into consideration an increase of earnings due to an increase in energy prices and an increased mark-to-market valuation gain on long-term power derivative contracts offset by the impairment loss on the listed security recorded in the six-month period ended September 30, 2009.

As a result, net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 is expected to be ¥120.0 billion, equivalent to that of the original forecast.

2.	Forecasts on annual results by operating segments

● ●

Mineral & Metal Resources: Projected net income attributable to Mitsui & Co., Ltd. for the fiscal year ending March 31, 2010 is ¥52.0 billion, equivalent to that of the original forecast. Increases in prices of nonferrous metals such as copper and nickel as well as depreciation of the Japanese yen against Brazilian real are expected to contribute to the increase. Taking into account uncertainty of iron ore demand in China for the six-month period ending March 31, 2010, appreciation of the Japanese yen against the US dollar and the depressed market for scrap metal, a projected net income attributable to Mitsui & Co., Ltd. is maintained with no change to the original forecast.

Energy: Projected net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 is ¥61.0 billion, ¥26.0 billion higher than the original forecast. We assume an average annual crude oil price of US$62/barrel (JCC basis), applicable to our financial results for the year ending March 31, 2010, which is US$13/barrel higher than our original assumption. We included increased revenues in the coal business in this forecast due to higher sales prices than those assumed in the original forecast for certain contracts.

●

The projected net income of Steel Products and Chemicals attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 are ¥4.0 billion (¥1.0 billion lower) and ¥8.0 billion (no change from the original forecast), respectively due to the slow recovery of the overall economy despite some positive signs of bottoming out.

●

Machinery and Infrastructure Projects: Projected net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 is ¥28.0 billion, ¥12.0 billion higher than the original forecast. We are anticipating relatively solid results in the Project Infrastructure Business reflecting increased mark-to-market valuation gain on long-term power derivative contracts.

●

Foods & Retail: Projected net loss attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 is ¥3.0 billion, ¥15.0 billion lower than the original net income forecast of ¥12.0 billion, due to the effect of impairment losses recorded in the six-month period ended September 30, 2009 and despite resilience in the current severe economic environment and the raw food materials businesses showing solid performance.

●

Consumer Service & IT: Projected net loss attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 is ¥6.0 billion, ¥10.0 billion lower than the original forecast of the net income of ¥4.0 billion, due to poor performance of Japanese domestic consumer businesses and an impairment loss on investment in an associated company recognized in the six-month period ended September 30, 2009.

●

Logistics & Financial Markets: Projected net loss attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 is ¥2.0 billion, equivalent to the original forecast due to the continuing negative effects of the credit crunch.

●

Projected net loss attributable to Mitsui & Co., Ltd. for the Americas, for the year ending March 31, 2010 is ¥10.0 billion, ¥14.0 billion lower than the original net income forecast of ¥4.0 billion, and the projected net loss attributable to Mitsui & Co., Ltd. for Europe, the Middle East and Africa is ¥4.0 billion, a ¥1.0 billion decrease from the original net loss forecast, reflecting overall poor performances caused by the continuing weak economy. The projected net income attributable to Mitsui & Co., Ltd. for Asia Pacific is ¥20.0 billion, ¥1.0 billion higher than the original forecast. We are anticipating a strong Asian economy and an increase in revenue contributions for this segment from an energy related subsidiary.

3.	INVESTMENT PLAN FOR THE YEAR ENDING MARCH 31, 2010

●

During the year ending March 31, 2010, we plan expenditure for investments and loans of a total sum of ¥360 billion, which includes investments and loans in the Mineral Resources & Energy area of ¥120 billion mainly for investment for expansion, in the Global Marketing Networks area of ¥70 to 100 billion, in the Consumer Services area of ¥10 to 20 billion and the Infrastructure area of ¥140 billion. We also plan asset recycling for total sum of approximately ¥120 billion.

We expect a break-even or marginally positive free cash flow for the year ending March 31, 2010 led by operating activities with positive cash inflow while cash flows from investing activities will still continue to be negative.

●	During the six-month period ended September 30, 2009, cash outflow for investments and loans and cash inflow from asset divestitures was approximately ¥120.0 billion and ¥90.0 billion, respectively.

•     In the Mineral Resources & Energy area, the focus is constantly on large-scale projects already under development as well as expansion of existing projects. The assumption is that demand for commodities is expected to expand mid- to long-term, especially in the emerging countries despite the recent decrease in demand due to the current economic slowdown. In total, we invested approximately ¥50 billion in the Mineral Resources and Energy Area. Investments of approximately ¥20 billion were made in the mineral and metal resources area including iron ore expansion projects in Australia for ¥17.4 billion. Also, investments of approximately ¥30 billion were made in the energy area, including ¥21.2 billion in oil and gas projects over the world and ¥2.7 billion in coal mining projects in Australia. As a recycle of investments, we received redemption of ¥11.9 billion from Sakhalin II Project.

Australia: Iron ore business

•     In the Global Marketing Networks area, which includes businesses such as iron & steel products, machinery and chemicals, we took further steps to strengthen initiatives in strategic industries like the energy and automotive areas. We invested approximately ¥40.0 billion, including a loan of ¥10.4 billion to an FPSO leasing company for deepwater oil exploration in Brazil and an increase in consumer loans at retail motorcycle finance company in Indonesia.

•     In the Consumer Services area, we acquired shares newly issued by Nippon Formula Feed Manufacturing Co., Ltd. to strengthen our base in a value chain of livestock and marine products businesses. Including this acquisition, we invested approximately ¥10.0 billion in the area while we received redemption for convertible bonds from Cedyna Financial Corporation for ¥11.6 billion.

•     In the Infrastructure area, we invested approximately ¥20.0 billion, including acquisition of rolling stock for ¥14.9 billion to be leased mainly in Europe, while we received redemption of investments in IPM for ¥9.0 billion.

Indonesia: Motorcycle financing company

●

In the six-month period ending March 31, 2009 we will continue to work on initiatives, such as reducing working capital, accelerating divestitures of non-core assets, and intensifying financial discipline on executing investments, to achieve a positive free cash flow through March 31, 2010. However, we view the current difficult environment as an opportunity, even though there are risks. We will cautiously manage our capital spending, will not abandon our strong history of investing and will make sure that we pursue opportunities whether in the resource or in non resource field.

4.	DIVIDEND POLICY

●

In order to maximize shareholder value, we have sought to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth, and (2) paying out cash dividends as direct compensation to shareholders with a target dividend payout ratio of 20% of consolidated net income attributable to Mitsui & Co., Ltd. For the year ending March 31, 2010, we currently plan to maintain the target dividend payout ratio of 20% of consolidated net income attributable to Mitsui & Co., Ltd. for the following reasons:

•

We believe that it would be to the benefit of all of our shareholders in the mid- to long-term if we strive to further strengthen our balance sheet because there still remains a high level of uncertainty surrounding financial markets as well as the global economy although bright spots have been seen in some regions and in certain products; and

•

We also believe, certainly, with the utmost financial discipline, it would be necessary for us to continue seeking new investment opportunities that may provide us a foundation for our future because we consider the economic slowdown, in turn, to present various good investment opportunities while keeping in mind that achieving a positive free cash flow is a critical policy of our cash flow management.

●

For the six-month period ended September 30, 2009, we will pay an interim dividend of ¥7 per share, ¥18 per share lower than for the previous interim period. For the year ending March 31, 2010, we intend to make a dividend proposal based on the dividend policy outlined above upon reviewing the operating results. We currently envisage an annual dividend of ¥14 per share (including the interim dividend), ¥11 per share lower than for the year ended March 31, 2009, on the assumption that our annual consolidated net income attributable to Mitsui & Co., Ltd. will be ¥120 billion and the dividend payout ratio will be 20% of consolidated net income attributable to Mitsui & Co., Ltd.

●	We will continue to review the dividend policy taking into consideration the business environment, future trends in investment activities, free cash flow, interest bearing debt and return on equity.

4. Outline of financing and capital expenditure

1.	FINANCING

Mitsui’s basic policy is to secure appropriate liquidity necessary for business activities and maintain financial strength and stability. We procure financing primarily in the form of long-term funds with a maturity of around 10 years, through long-term borrowing from insurance companies, banks and other financial institutions, issuing of corporate bonds, and other means. For major projects and other such activities we also secure borrowing from government-affiliated financial institutions or utilize project financing.

In principle, wholly owned subsidiaries procure funds not from financial institutions outside the Group, but by using Cash Management Service, with which wholly owned subsidiaries can procure financing from Mitsui’s overseas and domestic financial subsidiaries and overseas offices. We are promoting the unification of procured funds and efficient use of funds.

Interest-bearing debt as of September 30, 2009 was ¥3,576.3 billion (a decrease of ¥92.3 billion from March 31, 2009), and net interest-bearing debt after deduction of cash equivalents was ¥2,186.5 billion (a decrease of ¥328.6 billion from March 31, 2009). Approximately 87% of interest-bearing debt as of September 30, 2009 was procured through Mitsui and its affiliated financial entities. While carefully observing Japanese and overseas business conditions and price movements, economic environments and other relevant trends, we will continue to strive to achieve a steady procurement of funds.

During the first half of the year ended September 30, 2009, we procured a total of ¥258.5 billion in long-term borrowings from banks, insurance companies and other financial institutions, and issued straight corporate bonds with a total amount of ¥10.0 billion (redemption date: July 29, 2024). In addition, our overseas and Japanese trading subsidiaries and financial subsidiaries procured long-term borrowings and issued commercial paper and Medium-Term Notes.

2.	CAPITAL EXPENDITURE

For information on capital expenditure during the interim period under review, please refer to pages 11 and 12, Financial Condition of the Group and pages 16 to 18, Investment Plan for the year ending March 31, 2010.

5. Trends in value of group assets and profitability

(Millions of Yen, Except Net Income attributable to Mitsui & Co., Ltd. per Share)

	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007	Six-month period ended September 30, 2008	Six-month period ended September 30, 2009
Total Trading Transactions	¥7,586,439	¥8,202,179	¥8,973,117	¥5,355,872
Gross Profit	405,997	478,524	628,687	344,625
Net Income attributable to Mitsui & Co., Ltd.	154,455	251,921	240,548	72,835
Net Income attributable to Mitsui & Co., Ltd. per Share (Yen)	89.65	140.26	132.24	39.98
Mitsui & Co., Ltd. Shareholders’ equity	1,829,458	2,382,130	2,232,244	2,076,139
Total Assets	9,377,604	10,030,835	9,717,800	8,294,974

Notes:

1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Total Trading Transactions is a voluntary disclosure and represents the gross transaction volume of the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively “the Group”) act as principal and transactions in which the Group serves as agent. Total Trading Transactions is not meant to represent sales or revenues in accordance with US GAAP.

2.	The figure of Net Income attributable to Mitsui & Co., Ltd. per Share during the six-month period ended September 30, 2008 has been corrected from Diluted Net Income attributable to Mitsui & Co., Ltd. per Share to Basic Net Income attributable to Mitsui & Co., Ltd. per Share.

3.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are rounded.

PART II: CORPORATE OUTLINE

1. Principal group business (As of September 30, 2009)

The Group is engaged in business through the domestic product segments and overseas offices, subsidiaries. Along with its domestic and overseas affiliate companies, the Group is engaged in the sale, import, export, international trading and manufacturing of various products from the Iron and Steel Products, Iron and Steel Raw Materials and Non-Ferrous Metals, Machinery and Infrastructure Projects, Chemicals, Energy, Foods and Retail, and the Lifestyle, Consumer Service and Information, Electronics and Telecommunication business areas. The Group also provides a diversified range of services including transport and financial services in addition to the development of natural resources and investment in operations.

2. Principal group offices (As of September 30, 2009)

Mitsui has 11 domestic offices and branches in Japan in addition to the Head Office, and 141 branches and trading subsidiaries overseas, including the principal entities outlined below.

• Domestic:	Head Office	Chiyoda-ku, Tokyo

	Offices and Branches	Sapporo Office, Tohoku Office (Sendai), Nagoya Office,

Osaka Office, Hiroshima Office, Fukuoka Office, Niigata Branch,

Hokuriku Branch (Toyama), Takamatsu Branch

• Overseas:	Trading Subsidiaries	Mitsui & Co. (U.S.A.), Inc.

Mitsui & Co. Europe Holdings PLC (United Kingdom)

Mitsui & Co., (Asia Pacific) Pte. Ltd. (Singapore)

Note: For information regarding the overseas offices, subsidiaries and other companies, including the above-listed entities and important subsidiaries and associated companies, please refer to page 23 - 24 of this document.

3. Shares of Mitsui & Co., Ltd. (As of September 30, 2009)

• Number of shares authorized:	2,500,000,000 shares

• Number of shares outstanding:	1,829,153,527 shares (including 3,565,512 treasury shares)

• Number of shareholders:	145,830 shareholders

The number of shares constituting one unit has been changed from 1,000 shares to 100 shares effective April 1, 2009.

4. Group employees

Operating segment	Total Number of Company and Subsidiary Employees		Total Number of Company Employees
	As of September 30, 2009	As of March 31, 2009	As of September 30, 2009	As of March 31, 2009
Iron & Steel Products	2,283	2,282	414	387
Mineral & Metal Resources	586	570	243	207
Machinery & Infrastructure Projects	10,513	10,227	798	766
Chemical	2,926	2,752	745	669
Energy	1,755	1,360	393	359
Foods & Retail	5,370	5,673	392	361
Consumer Service & IT	4,699	4,505	691	733
Logistics & Financial Markets	1,517	1,445	286	272
(Corporate Staff Divisions)	1,833	1,826	1,432	1,344
Americas	6,278	5,544	224	219
Europe, the Middle East and Africa	1,329	1,342	206	210
Asia Pacific	2,366	2,338	360	359

Total (Compared FY 2008)	41,455 (+1,591)	39,864	6,184 (+298)	5,886

Notes:

1.	The above employee figures do not include temporary staff, seconded or part-time staff.

5. Principal subsidiaries

1.	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (AS OF SEPTEMBER 30, 2009)

Subsidiary(S)/ Associated companies(A)	Operating Segment	Capital	Percentage owned by Mitsui & Co., Ltd. (%)	Main Business
Mitsui & Co. Steel Ltd. (Japan) (S)	Iron and Steel Products	¥2,400 million	100	Sales of architectural, lumber and building materials

Mitsui Iron Ore Development Pty. Ltd. (Australia) (S)	Mineral & Metal Resources	A$20,000 thousand	100 (20)	Production and marketing of Australian iron ore

Valepar S.A. (Brazil) (A)	Mineral & Metal Resources	R$7,258,855 thousand	18.2	Investments in Brazilian natural resources company Vale

Mitsui Automotive Europe B. V. (Netherlands) (S)	Machinery and Infrastructure Projects	Euro 65,580 thousand	100 (40)	Investments in automobile businesses and automobile trade

IPM Eagle LLP (United Kingdom) (A)	Machinery and Infrastructure Projects	US$731,830 thousand	30 (30)	Investments in power generation business

Japan-Arabia Menthol Company Ltd. (Japan) (S)	Chemical	¥5,000 million	55	Investments in, and product sales of methanol producing businesses in Saudi Arabia

Mitsui Sakhalin Holdings B.V. (Netherlands) (S)	Energy	US$1,891,539 thousand	100	Investment in Sakhalin Energy Investment

Mitsui Oil Exploration Co., Ltd. (Japan) (S)	Energy	¥33,133 million	54.6	Exploration, development and sale of oil and natural gas resources

Japan Australia LNG (MIMI) Pty. Ltd. (Australia) (A)	Energy	A$369,050 thousand	50 (50)	Exploration, development and marketing of oil and natural gas resources

MITSUI FOODS CO., LTD. (Japan) (S)	Foods and Retail	¥12,031 million	99.9	Wholesale of food products

MIKUNI COCA COLA BOTTLING CO., LTD. (Japan) (A)	Foods and Retail	¥5,407 million	35.7	Production and sale of soft drinks

Mitsui Knowledge Industry Co., Ltd. (Japan) (S)	Consumer Service & IT	¥4,114 million	58.4	Consulting, architecture, development and sale of computer systems

QVC JAPAN INC. (Japan) (A)	Consumer Service & IT	¥11,500 million	40	TV shopping business

TRI-NET INC. (Japan) (S)	Logistics & Financial Market	¥400 million	100	International integrated transportation business and related businesses

JA MITSUI LEASING, LTD. (Japan) (A)	Logistics & Financial Market	¥2,000 million	34.2 (0.6)	Leasing business

Steel Technologies Inc. (United States) (S)	Americas	US$1 thousand	100 (100)	Sale of steel products

Notes:

1.	The companies listed above are the major subsidiaries and associated companies of the main business segments.

2.	The figures in brackets represent indirect ownership through other subsidiaries.

3.	The figures for capital have been rounded.

2.	THE NUMBER OF SUBSIDIARIES AND ASSOCIATED COMPANIES

The number of subsidiaries and associated companies as of September 30, 2009, along with the interim periods of the last three years, is as follows:

(Unit: companies)

	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007	Six-month period ended September 30, 2008	Six-month period ended September 30, 2009
Subsidiaries	377	359	334	296
Associated companies accounted for under the equity method	188	197	209	170

Note:	Some of subsidiaries and associated companies report their financial statements with further consolidating their subsidiaries and associated companies. The number of companies in the table do not include the latter, namely, those consolidated to other subsidiaries and associated companies.

6. Senior company officers and auditors (As of November 1, 2009)

1.	DIRECTORS AND CORPORATE AUDITORS

*Serves consecutively as director

Name	Title	Principal position(s)/Areas overseen
Shoei Utsuda	Chairman of the Board of Directors	Chairman, Governance Committee

Masami Iijima*	President and Chief Executive Officer	Chief Executive Officer Chairman, Nomination Committee

Ken Abe*	Director	Iron & Steel Products Business Unit; Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II; Financial Markets Business Unit; Transportation Logistics Business Unit; Director, Mitsui & Co. (U.S.A), Inc.

Yoshiyuki Izawa*	Director	Basic Chemicals Business Unit; Performance Chemicals Business Unit; Foods & Retail Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe Holdings PLC

Junichi Matsumoto*	Director	Chief Financial Officer; Corporate Staff Divisions (Financial Planning & Administrative Division, Global Controller Division, Segment Controller Division; Financial Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, Investor Relations Division)

Norinao Iio*	Director	Chief Compliance Officer; Corporate Staff Divisions (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.

Seiichi Tanaka*	Director	Chief Information Officer; Chief Privacy Officer; Corporate Staff Divisions (Corporate Planning & Strategy Division, Information Technology Promotion Division, CSR Promotion Division, Corporate Communications Division); New Business Promotion; Environmental Matters

Takao Omae*	Director	Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; Consumer Service Business Unit; IT Business Unit

Akishige Okada	Director	Advisor to Board of Sumitomo Mitsui Banking Corporation Chairman, Remuneration Committee

Nobuko Matsubara	Director	Chairman, Japan Institute of Workers’ Evolution

Ikujiro Nonaka	Director	Professor Emeritus, Hitotsubashi University

Hiroshi Hirabayashi	Director	President, The Japan-India Association

Satoru Miura	Corporate Auditor

Motonori Murakami	Corporate Auditor

Hideharu Kadowaki	Corporate Auditor	Special Advisor & Senior Fellow, The Japan Research Institute, Limited

Naoto Nakamura	Corporate Auditor	Attorney at Law

Kunihiro Matsuo	Corporate Auditor	Attorney at Law

Hiroyasu Watanabe	Corporate Auditor	Professor, Waseda University

Notes:

1.	Akishige Okada, Nobuko Matsubara, Ikujiro Nonaka and Hiroshi Hirabayashi are external Directors.

2.	Hideharu Kadowaki, Naoto Nakamura, Kunihiro Matsuo and Hiroyasu Watanabe are external Corporate Auditors.

2.	EXECUTIVE OFFICERS

(*consecutively serving as a director)

Name	Title	Principal position(s)/Areas overseen
Masami Iijima*	President and Chief Executive Officer	Chief Executive Officer Chairman, Internal Controls Committee

Ken Abe*	Executive Vice President	Iron & Steel Products Business Unit; Mineral & Metal Resources Business Unit: Energy Business Unit I; Energy Business Unit II; Financial Markets Business Unit; Transportation Logistics Business Unit; Director, Mitsui & Co. (U.S.A), Inc.

Yoshiyuki Izawa*	Executive Vice President

Basic Chemicals Business Unit; Performance Chemicals Business Unit;

Foods & Retail Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe Holdings PLC; Chairman, Portfolio Management Committee

Junichi Matsumoto*	Executive Vice President	Chief Financial Officer; Corporate Staff Divisions (Financial Planning & Administrative Division, Global Controller Division, Segment Controller Division, Financial Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, Investor Relations Division); Chairman, Disclosure Committee

Toshimasa Furukawa	Executive Vice President	Chief Operating Officer, Asia Pacific Business Unit

Norinao Iio*	Senior Executive Managing Officer	Chief Compliance Officer; Corporate Staff Divisions (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.; Chairman, Compliance Committee

Seiichi Tanaka*	Senior Executive Managing Officer	Chief Information Officer; Chief Privacy Officer; Corporate Staff Divisions (Corporate Planning & Strategy Division, Information Technology Promotion Division, CSR Promotion Division, Corporate Communications Division); New Business Promotion; Environmental Matters; Chairman, Information Strategy Committee; Chairman, CSR Promotion Committee

Takao Omae*	Senior Executive Managing Officer	Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; Consumer Service Business Unit; IT Business Unit

Koji Nakamura	Senior Executive Managing Officer	Chief Operating Officer, EMEA (Europe, the Middle East and Asia) Business Unit

Masaaki Fujita	Senior Executive Managing Officer	Chief Operating Officer, Americas Business Unit

Shinjiro Ogawa	Executive Managing Officer	Chief Representative of Mitsui & Co., Ltd. in China

Kiyotaka Watanabe	Executive Managing Officer	General Manager, Kyushu Office

Junichi Mizonoue	Executive Managing Officer	President, Mitsui & Co. (Thailand) Ltd.

Hideyo Hayakawa	Executive Managing Officer	General Manager, Internal Auditing Division

Osamu Koyama	Executive Managing Officer	President & CEO, Mitsui Global Strategic Studies Institute

Shigeru Hanagata	Executive Managing Officer	General Manager, Nagoya Office

Masayoshi Komai	Executive Managing Officer	Chief Operating Officer, Marine & Aerospace Business Unit

Yoshinori Setoyama	Executive Managing Officer	Chief Operating Officer, Basic Chemicals Business Unit

Masahiko Okamura	Executive Managing Officer	General Manager, Osaka Office

Masaaki Iida	Executive Managing Officer	Chief Operating Officer, Transportation Logistics Business Unit

(*consecutively serving as a director)

Name	Title	Principal position(s)/Areas overseen
Terukazu Okahashi	Managing Officer	President, Mitsui & Co. (Canada) Ltd.

Katsumi Ogawa	Managing Officer	Deputy Chief Operating Officer, Americas Business Unit

Akio Yamamoto	Managing Officer	President, Mitsui Bussan Plastics Trade Co., Ltd.

Noriaki Sakamoto	Managing Officer	Deputy Chief Operating Officer, EMEA (Europe, the Middle East and Asia) Business Unit

Fuminobu Kawashima	Managing Officer	Chief Operating Officer, Energy Business Unit I

Joji Okada	Managing Officer	Deputy CFO, General Manager, Global Controller Division; Chairman of SOA Sec.404 Committee

Takashi Fukunaga	Managing Officer	Chief Operating Officer, Foods & Retail Business Unit

Takashi Yamauchi	Managing Officer	Chief Operating Officer, Iron & Steel Products Business Unit

Shuji Nakura	Managing Officer	Chief Operating Officer, IT Business Unit

Mitsuhiko Kawai	Managing Officer	Chief Operating Officer, Financial Markets Business Unit

Daisuke Saiga	Managing Officer	General Manager, Human Resources & General Affairs Division

Masayuki Kinoshita	Managing Officer	Chief Operating Officer, Mineral & Metal Resources Business Unit

Atsushi Oi	Managing Officer	Chairman & Managing Director, Mitsui & Co. (Australia) Ltd.

Noritaka Tanaka	Managing Officer	General Manager, Investment Administration Division

Susumu Uneno	Managing Officer	Chief Operating Officer, Performance Chemicals Business Unit

Kazuhiko Fukuchi	Managing Officer	Chief Operating Officer, Consumer Services Business Unit

Shintaro Ambe	Managing Officer	Chief Operating Officer, Infrastructure Projects Business Unit

Motomu Takahashi	Managing Officer	Deputy Chief Operating Officer, Americas Business Unit

Mitsuo Hidaka	Managing Officer	Chief Operating Officer, Energy Business Unit II

Ichizo Kobayashi	Managing Officer	Chief Operating Officer, Motor Vehicles Business Unit

PART III: CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets (Unaudited)

ASSETS

(Millions of Yen)	September 30, 2009	March 31, 2009
Current Assets:
Cash and cash equivalents	¥1,385,371	¥1,147,809
Time deposits	4,422	5,645
Marketable securities	5,626	18,097
Trade receivables:
Notes and loans, less unearned interest	265,145	298,677
Accounts	1,370,920	1,412,022
Associated companies	157,192	169,115
Allowance for doubtful receivables	(18,439)	(18,165)
Inventories	529,367	592,530
Advance payments to suppliers	98,531	98,772
Deferred tax assets—current	42,651	29,969
Derivative assets	191,963	329,897
Other current assets	248,002	334,769

Total current assets	4,280,751	4,419,137

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,314,602	1,275,490
Other investments	1,006,735	957,219
Non-current receivables, less unearned interest	462,276	486,412
Allowance for doubtful receivables	(54,579)	(51,883)
Property leased to others—at cost, less accumulated depreciation	206,609	199,204

Total investments and non-current receivables	2,935,643	2,866,442

Property and Equipment—at Cost:
Land, land improvements and timberlands	162,230	165,249
Buildings, including leasehold improvements	366,752	344,392
Equipment and fixtures	901,143	867,323
Mineral rights	154,223	154,246
Vessels	32,754	35,754
Projects in progress	160,042	153,923

Total	1,777,144	1,720,887
Accumulated depreciation	(822,121)	(774,597)

Net property and equipment	955,023	946,290

Intangible Assets, less Accumulated Amortization	92,000	96,505
Deferred Tax Assets—Non-current	17,678	21,011
Other Assets	13,879	14,858

Total	¥8,294,974	¥8,364,243

(continued on next page)

Consolidated Balance Sheets (Unaudited)

(continued from previous page)

LIABILITIES AND SHAREHOLDERS’ EQUITY

(Millions of Yen)	September 30, 2009	March 31, 2009
Current Liabilities:
Short-term debt	¥312,886	¥454,059
Current maturities of long-term debt	397,061	373,197
Trade payables:
Notes and acceptances	37,660	51,048
Accounts	1,259,047	1,292,520
Associated companies	34,026	39,243
Accrued expenses:
Income taxes	36,830	46,576
Interest	18,078	20,504
Other	64,442	89,704
Advances from customers	127,873	132,116
Derivative liabilities	94,496	180,533
Other current liabilities	91,163	112,990

Total current liabilities	2,473,562	2,792,490

Long-term Debt, less Current Maturities	2,866,363	2,841,301

Accrued Pension Costs and Liability for Severance Indemnities	33,362	33,814

Deferred Tax Liabilities—Non-current	299,780	256,085

Other Long-Term Liabilities	316,555	329,107

Equity:
Common stock	341,482	339,627
Capital surplus	434,825	434,188
Retained earnings:
Appropriated for legal reserve	53,651	48,806
Unappropriated	1,554,189	1,486,201
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	101,193	44,263
Foreign currency translation adjustments	(333,920)	(384,618)
Defined benefit pension plans	(64,798)	(68,683)
Net unrealized gains and losses on derivatives	(4,177)	(12,459)

Total accumulated other comprehensive income (loss)	(301,702)	(421,497)

Treasury stock, at cost	(6,306)	(5,662)

Total Mitsui & Co., Ltd. shareholders’ equity	2,076,139	1,881,663

Noncontrolling interests	229,213	229,783

Total equity	2,305,352	2,111,446

Total	¥8,294,974	¥8,364,243

Statements of Consolidated Income (Unaudited)

(Millions of Yen)	Six-month period ended September 30, 2009	Six-month period ended September 30, 2008
Revenues:
Sales of products	¥1,746,236	¥2,944,856
Sales of services	184,482	284,094
Other sales	76,249	103,675

Total revenues	2,006,967	3,332,625

[	Total Trading Transactions: Six-month period ended September 30, 2009, ¥ 5,355,872 million Six-month period ended September 30, 2008, ¥ 8,973,117 million	]

Cost of Revenues:
Cost of products sold	(1,565,420)	(2,572,265)
Cost of services sold	(64,056)	(85,945)
Cost of other sales	(32,866)	(45,728)

Total cost of revenues	(1,662,342)	(2,703,938)

Gross Profit	344,625	628,687

Other Expenses (Income):
Selling, general and administrative	264,627	312,101
Provision for doubtful receivables	4,472	5,786
Interest expense, net of interest income	9,454	18,370
Dividend income	(17,956)	(38,906)
Gain on sales of securities—net	(3,766)	(18,467)
Loss on write-down of securities	18,751	24,746
Gain on disposal or sales of property and equipment—net	(755)	(5,160)
Impairment loss of long-lived assets	1,430	1,133
Impairment loss of goodwill	3,108	—
Other expense—net	9,480	18,896

Total other expenses	288,845	318,499

Income before Income Taxes and Equity in Earnings	55,780	310,188

Income Taxes	34,405	158,582

Income before Equity in Earnings	21,375	151,606
Equity in Earnings of Associated Companies—Net	56,014	119,657

Net Income before attribution of Noncontrolling Interests	77,389	271,263
Net Income attributable to Noncontrolling Interests	(4,554)	(30,715)

Net Income attributable to Mitsui & Co., Ltd.	¥72,835	¥240,548

Notes:	1. The Statements of Consolidated Income above have been adjusted due to the adoption of ASC 810-10-65.

2. Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the six-month period ended September 30, 2009. At the same time, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” has been changed to “Equity in Earnings of Associated Companies—Net.” Amounts for six-month period ended September 30, 2008 have been reclassified to conform to the current period presentation.

Statements of Consolidated Shareholders’ Equity (Unaudited)

(Millions of Yen)	Six-month period ended September 30, 2009	Year ended March 31, 2009
Common Stock:
Balance at beginning of period	¥339,627	¥337,544
Common stock issued upon conversion of bonds	1,855	2,083

Balance at end of period	¥341,482	¥339,627

Capital Surplus:
Balance at beginning of period	¥434,188	¥432,245
Conversion of bonds	1,850	2,076
Gains on sales of treasury stock	—	(133)
Other	(1,213)	—

Balance at end of period	¥434,825	¥434,188

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥48,806	¥47,463
Transfer from unappropriated retained earnings	4,845	1,343

Balance at end of period	¥53,651	¥48,806

Unappropriated:
Balance at beginning of period	¥1,486,201	¥1,397,313
Net income attributable to Mitsui & Co., Ltd.	72,835	177,607
Cash dividends paid to Mitsui & Co., Ltd. shareholders	—	(87,318)
Dividends paid per share:
Six-month period ended September 30, 2009, ¥0.0
Year ended March 31, 2009, ¥48.0
Transfer to retained earnings appropriated for legal reserve	(4,845)	(1,343)
Losses on sales of treasury stock	(2)	(58)

Balance at end of period	¥1,554,189	¥1,486,201

Accumulated Other Comprehensive Income (Loss)
(After Income Tax Effect):
Balance at beginning of period	¥(421,497)	¥(25,775)
Unrealized holding gains (losses) on available-for-sale securities	56,930	(96,183)
Foreign currency translation adjustments	50,698	(249,422)
Defined benefit pension plans	3,885	(36,523)
Net unrealized gains (losses) on derivatives	8,282	(13,594)

Balance at end of period	¥(301,702)	¥(421,497)

Treasury Stock, at Cost
Balance at beginning of period	¥(5,662)	¥(5,130)
Purchases of treasury stock	(650)	(1,518)
Sales of treasury stock	6	986

Balance at end of period	¥(6,306)	¥(5,662)

Comprehensive Income (Loss):
Net income before attribution of noncontrolling interests	¥77,389	¥212,699
Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities	61,376	(119,527)
Foreign currency translation adjustments	48,902	(257,131)
Defined benefit pension plans	3,879	(36,707)
Net unrealized gains (losses) on derivatives	8,211	(13,947)

Comprehensive income (loss) before attribution of noncontrolling interests	199,757	(214,613)
Comprehensive income attributable to noncontrolling interests	(7,127)	(3,502)

Comprehensive income (loss) attributable to Mitsui & Co., Ltd.	¥192,630	¥(218,115)

Note:	The statements of consolidated shareholder’s equity above have been adjusted due to the adoption of ASC 810-10-65.

Statements of Consolidated Cash Flows (Supplementary information—Unaudited)

(Millions of Yen)	Six-month period ended September 30, 2009	Six-month period ended September 30, 2008
Operating Activities:
Net income before attribution of Noncontorolling Interests	¥77,389	¥271,263
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	70,808	70,594
Pension and severance costs, less payments	6,149	3,331
Provision for doubtful receivables	4,472	5,786
Gain on sales of securities—net	(3,766)	(18,467)
Loss on write-down of securities	18,751	24,746
Gain on disposal or sales of property and equipment—net	(755)	(5,160)
Impairment loss of long-lived assets	1,430	1,133
Impairment loss of goodwill	3,108	—
Deferred income taxes	(11,350)	20,298
Equity in earnings of associated companies, less dividends received	(4,441)	(58,320)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	107,302	(4,761)
Decrease (increase) in inventories	53,033	(90,483)
Decrease in trade payables	(62,883)	(15,358)
Other—net	69,542	(135,119)

Net cash provided by operating activities	328,789	69,483

Investing Activities:
Net decrease in time deposits	1,217	2,660
Net increase in investments in and advances to associated companies	(2,111)	(95,329)
Net decrease in other investments	32,780	14,637
Net decrease (increase) in long-term loan receivables	3,436	(4,456)
Net increase in property leased to others and property and equipment	(75,035)	(109,045)

Net cash used in investing activities	(39,713)	(191,533)

Financing Activities:
Net (decrease) increase in short-term debt	(139,653)	92,571
Net increase (decrease) in long-term debt	90,086	(9,147)
Purchases of treasury stock—net	(16)	(880)
Payments of cash dividends and others	(8,189)	(49,395)

Net cash (used in) provided by financing activities	(57,772)	33,149

Effect of Exchange Rate Changes on Cash and Cash Equivalents	6,258	(5,165)

Net increase (decrease) in Cash and Cash Equivalents	237,562	(94,066)
Cash and Cash Equivalents at Beginning of Period	1,147,809	899,264

Cash and Cash Equivalents at End of Period	¥1,385,371	¥805,198

Note:

1. The Statements of Consolidated Cash Flows above have been adjusted due to the adoption of ASC 810-10-65.

2. Tax effects on investments in associated companies are classified as “Deferred income taxes” for the six-month period ended September 30, 2009, which were formerly included in “Equity in earnings of associated companies, less dividends received”. The figures for the six-month period ended September 30, 2008 have been reclassified to conform to the current period presentation.

Operating Segment Information (Supplementary information—Unaudited)

The companies allocate their resources and review their performance by operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of the regional business units. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and three region-focused reportable operating segments.

Six-month period ended September 30, 2009 (from April 1, 2009 to September 30, 2009)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	465,357	332,913	665,027	806,762	959,129	909,801	210,937	74,737
Gross Profit	16,855	32,243	44,093	33,746	68,774	42,460	26,457	24,739
Operating Income (Loss)	(561)	24,475	4,883	8,454	41,636	11,627	(6,434)	10,652
Equity in Earnings of Associated Companies	1,732	14,458	18,407	84	14,884	4,869	(3,911)	2,659
Net Income (Loss) attributable to Mitsui & Co., Ltd.	1,542	31,798	19,813	5,189	30,984	(6,496)	(5,420)	1,073

Total Assets at September 30, 2009	432,845	820,607	1,336,337	552,667	1,473,932	609,792	534,433	401,798

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	516,825	213,538	199,608	5,354,634	1,241	(3)	5,355,872
Gross Profit	33,286	7,729	13,494	343,876	351	398	344,625
Operating Income (Loss)	2,948	(3,163)	1,953	96,470	(2,432)	(18,512)	75,526
Equity in Earnings of Associated Companies	84	625	1,980	55,871	—	143	56,014
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(5,588)	(1,038)	13,494	85,351	1,144	(13,660)	72,835

Total Assets at September 30, 2009	491,653	156,884	264,453	7,075,401	2,838,098	(1,618,525)	8,294,974

Six-month period ended September 30, 2008 (from April 1, 2008 to September 30, 2008) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	846,356	818,746	1,070,013	1,380,433	1,648,071	1,040,358	479,885	107,605
Gross Profit	34,324	91,769	62,138	55,070	167,126	42,056	46,139	34,234
Operating Income (Loss)	16,553	84,254	14,700	26,951	138,465	10,505	(2,446)	14,198
Equity in Earnings of Associated Companies	3,701	77,886	10,476	6,028	20,722	1,578	2,320	(6,073)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	9,285	91,962	17,131	3,971	83,103	5,357	(4,691)	1,214

Total Assets at September 30, 2008	686,868	1,001,520	1,535,186	845,918	1,782,007	702,599	697,407	623,750

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,000,735	258,875	320,059	8,971,136	1,748	233	8,973,117
Gross Profit	65,199	12,851	17,204	628,110	2,807	(2,230)	628,687
Operating Income (Loss)	26,657	(229)	3,387	332,995	(95)	(22,100)	310,800
Equity in Earnings of Associated Companies	3,155	(286)	168	119,675	38	(56)	119,657
Net Income (Loss) attributable to Mitsui & Co., Ltd.	13,927	2,944	24,388	248,591	3,571	(11,614)	240,548

Total Assets at September 30, 2008	726,863	278,820	273,937	9,154,875	2,918,584	(2,355,659)	9,717,800

Notes:

1.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2009 and 2008 consisted primarily of cash, cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

2.	Net Income (Loss) attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

3.	Transfers between operating segments are made at costs plus a markup.

4.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

5.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies” are excluded from the item for the six-month period ended September 30, 2009. Amounts for the six-month period ended September 30, 2008 have been reclassified to conform to the current period presentation.

6.	Effective for the six-month period ended September 30, 2009, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment, was transferred to “All Other” with the aim to optimize the in-house banking operation. In accordance with this change, “All Other” in operating segment information for the six-month period ended September 30, 2009 includes the information of Mitsui & Co. Financial Services (Australia). Also the operating segment information for the six-month period ended September 30, 2008 has been restated to conform to the current six-month period presentation.

Shareholders’ information

Fiscal year end	March 31

Record date	March 31

Interim dividend record date	September 30

General Shareholders’ Meeting	June

Manager of the Register of	The Chuo Mitsui Trust & Banking Company Limited

Shareholders	33-1 Shiba, 3-chome, Minato-ku, Tokyo
(head office)

Contact information for above	The Chuo Mitsui Trust & Banking Company Limited, Stock
Transfer Agency Division, 8-4 Izumi, 2-chome
Suginami-ku, Tokyo, 168-0063
Tel: 0120-78-2031 (free dial)

Representative branches for above	The Chuo Mitsui Trust & Banking Company Limited (various locations around the country)
Japan Securities Agents, Ltd. (main office, various locations around the country)

Stock exchange listings	Tokyo, Osaka, Nagoya, Sapporo, Fukuoka

Corporate philosophy

Mission

We will contribute to the creation of a future where the dreams of the inhabitants of our irreplaceable Earth can be fulfilled.

Vision

We aim to become a global business enabler that can meet the needs of our customers throughout the world.

Values

•	Making it a principle to be fair and humble, we, with sincerity and in good faith, will strive to be worthy of the trust society places in us.

•	With lofty aspirations and from an honest perspective, we will pursue business that benefits society.

•	Always taking on the challenge of new fields, we will dynamically create business that can lead the times.

•	Making the most of our corporate culture that fosters “Freedom and Open-mindedness,” we will fully demonstrate our abilities as a corporation as well as individuals.

•	In order to nurture human resources full of creativity and a superior sense of balance, we will provide our people with a workplace for self-development as well as self-realization.

Mitsui & Co., Ltd.	2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Tel: 03-3285-1111 (general) Website: www.mitsui.co.jp